

Mail Stop 7010

May 4, 2009

By U.S. Mail and Facsimile

Mr. Carlos Moctezuma Velasco
Chief Financial Officer
Desarrolladora Homex, S.A.B. de C.V.
Boulevard Alfonso Zaragoza M. 2204 Norte
80020 Culiacán, Sinaloa
Mexico

> **Re: Desarrolladora Homex, S.A.B. de C.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **File No. 001-32229**

Dear Mr. Moctezuma:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief